Exhibit 99.1

TAOMEE REPORTS UNAUDITED THIRD QUARTER 2013 FINANCIAL RESULTS

(Shanghai, China — November 21, 2013) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), China’s leading children’s entertainment and media company, today reported its unaudited financial results for the third quarter ended September 30, 2013.

Highlights of the Third Quarter of 2013

•                          Total net revenues were US$15.8 million in the third quarter of 2013, an increase of 33.3% compared with US$11.8 million in the third quarter of 2012.

•                          Revenues from online business were US$10.3 million in the third quarter of 2013, an increase of 28.2% compared with US$8.0 million in the third quarter of 2012.

•                          Revenues from offline businesses were US$5.5 million in the third quarter of 2013, an increase of 43.9% compared with US$3.8 million in the third quarter of 2012.

•                          Gross profit was US$11.2 million in the third quarter of 2013, compared with US$8.3 million in the third quarter of 2012.

•                          Profit from operations was US$1.7 million in the third quarter of 2013, compared with US$0.7 million in the third quarter of 2012.

•                          Non-GAAP net income attributable to holders of ordinary shares was US$2.9 million in the third quarter of 2013, an increase of 20.4%, compared with US$2.4 million in the third quarter of 2012.

•                          Non-GAAP basic and diluted earnings per ADS1 were US$0.08 and US$0.08, respectively, in the third quarter of 2013, compared with US$0.07 and US$0.06, respectively, in the third quarter of 2012.

•                          Key Operating Metrics

•                       The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 60.8 million in the third quarter of 2013, an increase of 5.3% from 57.7 million in the third quarter of 2012.

•                       Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China remained stable at 1.7 million in the third quarter of 2013, compared with the third quarter of 2012.

•                       Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB36 in the third quarter of 2013, an increase of 24% from RMB30 in the third quarter of 2012. The increase reflected the Company’s strategy to continuously improve monetization trends.

•                       The number of downloads of the mobile applications operated by the Company increased by approximately 3.7 million in the third quarter of 2013, and the total number of downloads amounted to approximately 9.7 million for the first three quarters of 2013.

1 Each American Depositary Share (“ADS”) represents twenty ordinary shares.

“Our results of this quarter demonstrate broad-base growth across our online and offline business segments, and we achieved a new record level of revenues and reached an all-time high of 60.8 million active accounts, “ said Mr. Benson Wang, co-founder and CEO of Taomee, “We are encouraged by the early results of the building blocks for growth that we have been putting in place — most notably, our cross-platform investments in mobile and online games, interactive toys, television, feature films and education.”

“By focusing on our core customers — children, parents, teachers and other caregivers — who are reachable through an integrated multi-media network with diverse distribution channels, we are building a highly solid platform with sustainable revenue growth and attractive returns to shareholders. Today, our vision is being demonstrated by the reacceleration of growth in our online revenues, combined with the continuous growth in our offline business, and we believe that we are well-positioned for strong earnings growth heading into 2014 and beyond.”

Unaudited Financial Results for Third Quarter of 2013

Total Net Revenues

Total net revenues were US$15.8 million in the third quarter of 2013, an increase of 33.3% compared with US$11.8 million in the third quarter of 2012.

Net online business revenues were US$10.3 million in the third quarter of 2013, an increase of 28.2% compared with US$8.0 million in the third quarter of 2012. The increase was mainly driven by the continued revenue growth of our core virtual worlds, as well as contribution from several newly launched franchises.

Net offline business revenues were US$5.5 million in the third quarter of 2013, an increase of 43.9% compared with US$3.8 million in the third quarter of 2012. The increase was driven by an increase in interactive toy sales and merchandise licensing business, as well as strong film box-office of our feature film Seer III: Universal Force.

Total Cost of Services

Total cost of services was US$4.5 million in the third quarter of 2013, compared with US$3.5 million in the third quarter of 2012.

Online business related costs were US$2.1 million in the third quarter of 2013, compared with US$1.9 million in the third quarter of 2012. The increase was primarily due to an increase in bandwidth and hosting costs.

Offline business related costs were US$2.4 million in the third quarter of 2013, compared with US$1.6 million in the third quarter of 2012. The increase was mainly due to an increase in costs related to the expansion of the interactive toys business.

Gross Profit and Gross Margin

Gross profit was US$11.2 million in the third quarter of 2013, compared with US$8.3 million in the third quarter of 2012.

Gross margin was 71.2% in the third quarter of 2013, compared with 70.2% in the third quarter of 2012.

Gross margin for the online business was 79.6% in the third quarter of 2013, compared with 76.4% in the third quarter of 2012.

Gross margin for the offline business was 55.5% in the third quarter of 2013, compared with 57.2% in the third quarter of 2012.

Total Operating Expenses

Total operating expenses were US$9.5 million in the third quarter of 2013, an increase of 24.7% compared with US$7.6 million in the third quarter of 2012.

•                               Product development expenses were US$3.6 million in the third quarter of 2013, compared with US$3.4 million in the third quarter of 2012. The increase was primarily due to an increase in payroll expense.

•                               Sales and marketing expenses in the third quarter of 2013 remained stable at US$2.9 million compared with the third quarter of 2012.

•                               General and administrative expenses were US$3.8 million in the third quarter of 2013, compared with US$2.4 million in the third quarter of 2012. The increase was mainly due to increased indirect tax costs related to intercompany transactions and professional fees paid to outside counsels with respect to equity investment, partially offset by a decrease in share-based compensation.

Profit from Operations

Profit from operations was US$1.7 million in the third quarter of 2013, compared with US$0.7 million in the third quarter of 2012.

Share of Profit/ Loss in Equity Method Investment

Share of profit/loss in equity method investments was a loss of US$0.07 million in the third quarter of 2013, compared with a profit of US$0.4 million in the third quarter of 2012. Profit in equity method in the third quarter of 2012 was partially due to a gain amounted to US$0.3 million from the sale of our equity interests in Shenzhen Ruigao Information Technology Co., Ltd.

Net Income

Net income attributable to holders of ordinary shares in the third quarter of 2013 was US$2.4 million, compared with US$1.8 million in the third quarter of 2012.

Basic and diluted earnings per ADS were US$0.07 and US$0.06, respectively, in the third quarter of 2013, compared with US$0.05 and US$0.05, respectively, in the third quarter of 2012.

Non-GAAP net income attributable to holders of ordinary shares was US$2.9 million in the third quarter of 2013, compared with US$2.4 million in the third quarter of 2012.

Non-GAAP basic and diluted earnings per ADS were US$0.08 and US$0.08, respectively, in the third quarter of 2013, compared with US$0.07 and US$0.06, respectively, in the third quarter of 2012.

Cash and Cash Equivalents

As of September 30, 2013, the Company had US$113.3 million of cash and cash equivalents, compared with US$114.3 million as of June 30, 2013.

Investments in Equity Investees

In September 2013, Taomee entered into an investment agreement to acquire a minority stake of a Beijing-based pre-school education service provider for a cash consideration of US$2.0 million.

In September 2013, Taomee entered into an investment agreement with two third-parties to establish a joint venture, Jiangxi Haomi Network Technology Co., Ltd (“Jiangxi Haomi”). The business of Jiangxi Haomi is to develop family entertainment and education applications on mobile and multi-screen platforms in Mainland China. The total consideration was RMB12.9 million (approximately US$2.1 million) in cash for 43.0% equity interests in Jiangxi Haomi.

Capital Expenditures

We had capital expenditures of US$0.4 million for the third quarter of 2013 compared with US$0.3 million for the same quarter of 2012. Total capital expenditures for the first three quarters of 2013 were US$2.3 million. Our capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets, and (iii) purchase of franchises and online game licensing rights for our pipeline. Actual future capital expenditures may differ from the amounts indicated above.

Share-based Compensation

Share-based compensation was US$0.5 million for the third quarter of 2013 as compared with US$0.6 million for the same quarter of 2012.

Share Repurchase Program

During the third quarter of 2013, Taomee repurchased 68,140 ADSs. As of September 30, 2013, the Company had repurchased a total of 950,237 ADSs under the Company’s US$10 million share repurchase program at an average price of approximately US$3.99 per ADS.

Business Highlights

On August 20, 2013 Taomee closed-beta tested Reverse World, an action role-playing mobile game on Android and iOS platforms.

On October 21, 2013 Taomee closed-beta tested Elves Pie, a cartoon style role-playing web game.

On October 31, 2013 Taomee closed-beta tested the mobile game Seer: Universal Force on Android platform.

In October, 2013 Taomee launched two interactive toys: second generation of Seer Spin Boom and Seer Mok Pen.

By October 30, 2013 the box-office revenue of the film Seer III: Universal Force accumulated over RMB76 million (approximately US$12.3 million). In November, 2013, the film was released on several China leading online video and internet TV platforms including BestTV, Tencent Video, Sohu Video, iQiyi and Youku Tudou.

Outlook for the Fourth Quarter of 2013

Net revenues for the fourth quarter of 2013 are expected to be in the range of US$10.2 million to US$10.7 million, which represents year-on-year growth of approximately 36.5% to 43.2%. We expect both online and offline revenues to increase year-on-year, although there may be sequential decline due to seasonality of the school year and absence of offline film releases. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:00 a.m. Eastern Standard Time (New York) on Thursday, November 21, 2013 (8:00 p.m. in China on Thursday, November 21, 2013).

The dial-in details for the live conference call are:

Conference ID:	87139588
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.media-server.com/m/p/wkrrof9m. A telephone replay of the call will be available at 10:00 a.m., Eastern Standard Time on November 21, 2013 through 08:00 a.m., November. The dial-in details for the telephone replay are:

Conference ID:	87139588
International:	+612-8199-0299
China:	400 1200 932

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably interactive toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056-8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	September 30	June 30
	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	$113,255,315	$114,303,400
Short term investment	2,990,621	2,988,787
Accounts receivable	3,991,579	3,037,542
Inventories	531,600	323,889
Income tax recoverable	589,288	574,366
Due from related parties	32,251	247,532
Prepayments and other current assets	2,845,731	2,644,669
Deferred tax assets, current	3,036,318	3,021,232
Total current assets	127,272,703	127,141,417

Investments in equity investees	14,168,180	10,141,566
Property and equipment, net	1,774,312	1,647,495
Acquired intangible assets	1,501,250	562,503
Other assets	4,553,432	3,529,750
TOTAL ASSETS	$149,269,877	$143,022,731

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$2,221,153	$1,535,364
Advance from customers	8,493,412	7,382,155
Due to related parties	257,544	237,904
Deferred revenue	12,761,597	11,927,360
Deferred tax liabilities, current	13,774	13,706
Accrued expenses and other current liabilities	6,092,756	5,755,154
Total current liabilities	29,840,236	26,851,643

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 735,820,028 and 738,453,478 shares issued; 734,247,808 and 735,518,458 outstanding as of June 30, 2013 and September 30, 2013, respectively)	14,769	14,716
Treasury stock	(618,551)	(323,870)
Additional paid-in capital	72,906,646	72,070,957
Retained earnings	43,121,803	40,718,694
Accumulated other comprehensive income	3,818,574	3,523,776
Taomee Holdings Limited shareholders’ equity	119,243,241	116,004,273
Non-controlling interests	186,400	166,815
Total equity	$119,429,641	$116,171,088

TOTAL LIABILITIES AND EQUITY	$149,269,877	$143,022,731

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012
Revenues:
Online business, net	$10,260,703	$8,635,407	$8,000,663
Offline business, net	5,518,261	3,404,026	3,833,942
Total net revenues	15,778,964	12,039,433	11,834,605

Cost of services
Online business	(2,089,815)	(1,767,903)	(1,886,967)
Offline business	(2,457,707)	(1,742,080)	(1,640,020)
Total cost of services	(4,547,522)	(3,509,983)	(3,526,987)

Gross profit	11,231,442	8,529,450	8,307,618

Operating income (expenses):
Product development	(3,568,462)	(3,309,258)	(3,374,238)
Sales and marketing	(2,925,398)	(2,381,940)	(2,859,256)
General and administrative	(3,820,463)	(2,950,988)	(2,435,483)
Impairment of intangible assets	—	(865,910)	—
Other operating income	779,381	448,631	1,021,371
Total operating expenses	(9,534,942)	(9,059,465)	(7,647,606)

Profit/(loss) from operations	1,696,500	(530,015)	660,012

Interest income, net	906,470	631,997	683,697
Other income, net	204,232	188,104	324,484
Income before income taxes and share of profit in equity method investments	2,807,202	290,086	1,668,193

Income tax (expense)/benefit	(313,048)	141,211	(304,726)

Share of (loss)/profit in equity method investments	(71,459)	(73,195)	436,969
Net income	2,422,695	358,102	1,800,436

Less: Net income attributable to noncontrolling interest	19,586	13,740	—

Net income attributable to holders of ordinary shares	$2,403,109	$344,362	$1,800,436

Earnings per ADS
-Basic	$0.07	$0.01	$0.05
-Diluted	$0.06	$0.01	$0.05
Weighted average number of shares used in calculation
- Basic	733,988,549	731,446,938	733,158,958
- Diluted	745,799,224	744,821,217	752,966,298
Weighted average number of ADS used in calculation
- Basic	36,699,427	36,572,347	36,657,948
- Diluted	37,289,961	37,241,061	37,648,315

Taomee Holdings Limited - Unaudited Consolidated Statements of Comprehensive Income

	In USD, For three months ended
	September 30, 2013	June 30, 2013	September 30, 2012
Net income	$2,422,695	$358,102	$1,800,436
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	294,798	822,028	(95,558)
Comprehensive income	2,717,493	1,180,130	1,704,878
Comprehensive income/(loss) attributable to noncontrolling interest	19,586	13,740	—
Comprehensive income attributable to Taomee Holdings Limited	2,697,907	1,166,390	1,704,878

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$2,883,239	$1,551,513	$2,394,409
Share-based compensation	(480,130)	(341,241)	(593,973)
Impairment of intangible assets	—	(865,910)	—
GAAP net income attributable to holders of ordinary shares	$2,403,109	$344,362	$1,800,436

Non-GAAP diluted earnings per ADS
-Basic	$0.08	$0.04	$0.07
-Diluted	$0.08	$0.04	$0.06